COPY No 1
FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549

02051741

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of August 2002

National Australia Bank Limited
ACN 004 044 937
(Registrant's Name)

Level 24
500 Bourke Street
MELBOURNE VICTORIA 3000
AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statement on Form F-3 (No. 333-6632) of National Australia Bank Limited and to be part thereof from the date on which this Report, is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Group Corporate Affairs

National Australia
Bank Limited
ABN 12004044937

500 Bourke Street
Melbourne
Victoria 3000
Australia

Media Release

Melbourne, Wednesday 14th August 2002

National announces external auditors

In March 2002, the National announced that it had decided to open its external audit services to a competitive tender. The tendering parties were Ernst & Young, PricewaterhouseCoopers and the National's existing auditor, KPMG.

The Board has re-confirmed KPMG as the National's external auditor. This decision reflects the Board's commitment to good corporate governance and ensuring that it has access to best practice financial services audit expertise.

In announcing KPMG as the successful tenderer, the Board reiterated that its current policy prohibits non-audit work by its statutory auditor where independence may be compromised or conflicts arise. KPMG will not perform I.T. design and implementation services, actuarial valuations and internal audit services.

For further information, contact:

Majella Allen
Group Corporate Affairs
Tel: 03 8641 3857
Mob: 0410 440 305

National

Group Corporate Affairs

National Australia
Bank Limited
ABN 12004044937

500 Bourke Street
Melbourne
Victoria 3000
Australia

ASX Announcement

Melbourne, Thursday 15th August 2002

Court of Appeal confirms dismissal of $50b AUSMAQ case

The New South Wales Court of Appeal today refused the appeal brought by Idoport Pty Limited (Idoport) against the decision of Justice Einstein of 29 January 2002 which dismissed the proceedings brought by Idoport against the National, certain subsidiaries and eight individual defendants.

Idoport had been claiming damages in excess of $50 billion.

The Court comprising Mason P, Stein JA, and Giles JA, was unanimous in its decision.

This now brings to an end all of the proceedings brought by Mr Maconochie and companies associated with him against the National, subject to any successful appeal to the High Court.

Mr Ross Pinney, the National's Executive General Manager, said today:

"We are pleased the Court of Appeal has upheld Justice Einstein's decision to dismiss the proceedings. We have always held the view that the claims were misconceived and would fail."

Idoport remains liable to pay the National's costs of the dismissed proceedings and of the appeal.

For further information, contact:

Brandon Phillips
Group Corporate Affairs
Tel: 03 8641 3876
Mob: 0419 369 058

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

Date: 16 August 2002

By *SE CROOK*
Title: *ASSOCIATE COMPANY SECRETARY*